UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-12838
Bema Gold Corporation
 (Exact name of registrant as specified in its charter)
Suite 3100, Three Bentall Centre,
595 Burrard Street, PO Box 49143
Vancouver, V7X1J1
(604) 681-8371
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

             Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

             Approximate number of holders of record as of the certification or notice date: 1

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, Bema Gold Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EASTWEST GOLD CORPORATION (Successor-in-interest to Bema Gold Corporation)

Date: March 30, 2007	By:	/s/ Shelley M. Riley
		Name: Title:	Shelley M. Riley Secretary